FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  12 May, 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Holding(s) in Company 12 May, 2004





                             BALTIMORE TECHNOLOGIES PLC

London, UK - 12 May 2004: Baltimore Technologies plc (London: BLM) announces that on 11 May 2004, it received notification pursuant to the statutory concert party agreement under section 204 Companies Act 1985, (the "Agreement") of the following: -

 i. John Radziwill of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, became an additional party to the Agreement and became the owner of one ordinary share in the Company on the 29 April 2004.

ii. Acquisitor Holdings (Bermuda) Ltd purchased 650,000 ordinary shares (it is beneficially interested but they will be held through Hanover Nominees Limited) in the Company on 10 May 2004.

iii.The parties to the Agreement now hold 9,458,736 ordinary shares in the Company representing approximately 17.59% of the issued share capital of the Company.

                                    - ENDS -
For further information:
Baltimore Technologies plc
Denis Kelly
+ 353 1881 6000

Smithfield
Andrew Hey
Nick Bastin
Will Swan
020 7360 4900



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 12 May, 2004